UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

SEI INVESTMENTS COMPANY
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

784117 10 3
(CUSIP Number)

July 1, 2008
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784117 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,425,728
	6	SHARED VOTING POWER 8,971,072
	7	SOLE DISPOSITIVE POWER 3,779,792
	8	SHARED DISPOSITIVE POWER 8,971,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,750,864
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 784117 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,971,072
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,971,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,971,072
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 784117 10 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,574,072
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,574,072
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,574,072
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4%
12	TYPE OF REPORTING PERSON IN

Explanatory Note: This Amendment No. 11 to the joint filing on Schedule13G made by Thomas W. Smith and Scott J. Vassalluzzo with the Securities and Exchange Commission relating to the common stock, par value $.01 per share, of SEI Investments Company, is being filed to add Steven M. Fischer as a joint filer.

ITEM1.	(a) Name of Issuer:

SEI Investments Company

(b)	Address of Issuer's Principal Executive Offices:

1 Freedom Valley Drive
Oaks, PA 19456-1100

ITEM 2. (a) Name of Person Filing:

(i)	Thomas W. Smith

(ii)	Scott J. Vassalluzzo

(iii)	Steven M. Fischer

The filing of this Statement shall not be deemed to be an admission that the filing persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13G in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

The following is the address of the principal business office of each of the Reporting Persons:

323 Railroad Avenue
Greenwich, CT 06830

(c)	Citizenship:

Each of Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $.01 per share.

(e)	CUSIP Number:

784117 10 3

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	Thomas W. Smith - 12,750,864 shares; Scott J. Vassalluzzo - 8,971,072 shares; Steven M. Fischer - 8,574,072

(b)	Thomas W. Smith - 6.6%; Scott J. Vassalluzzo - 4.7%; Steven M. Fischer - 4.4%

(c)
Mr. Thomas W. Smith has the sole power to vote or to direct the vote of 2,425,728 shares and the sole power to dispose or to direct the disposition of 3,779,792 shares. Messrs. Scott J. Vassalluzzo and Steven M. Fischer have the sole power to vote or dispose or to direct the vote or the disposal of no shares. Messrs. Smith, Vassalluzzo and Fischer have the shared power to vote or dispose or to direct the vote or the disposal of 8,971,072, 8,971,072 and 8,574,072 shares, respectively. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Mr. Smith are subject to each beneficiary’s right to terminate or otherwise direct the disposition of the investment account.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Thomas W. Smith in the aggregate beneficially owns 10,510,864 shares in his capacity as investment manager for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts’ shares. Voting and investment authority over investment accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary’s right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 11 to the Statement on Schedule 13G, dated July 11, 2008, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)
Dated: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer